Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 17, 2011, relating to the consolidated financial statements and financial statement schedules of Huntsman Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of new accounting guidance which changed its method of accounting for transfers of accounts receivable under the Company’s accounts receivable securitization programs, effective January 1, 2010), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
May 9, 2011